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                      U.S. SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C. 20549

                                    FORM 12b-25



                            NOTIFICATION OF LATE FILING
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                                                              SEC FILE NUMBER
                                                                  0-21999
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                                                                CUSIP NUMBER
                                                                 65334P 10 4
                          (CHECK ONE):                        ---------------


[X]  Form 10-K and Form 10-KSB     [ ] Form 20-F      [ ] Form 11-K
[ ]  Form 10-Q and Form 10-QSB     [ ] Form N-SAR

     For Period Ended
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     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: September 30, 1998
                                     --------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
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PART I -- REGISTRANT INFORMATION

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           Full Name of Registrant:          NHancement Technologies Inc.

           Former Name if Applicable:         Not Applicable

           Address of Principal Executive Office (STREET AND NUMBER, CITY, STATE AND ZIP CODE)

           39420 Liberty Street, Suite 250, Fremont, California 94538
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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

NHancement Technologies Inc. (the "Registrant") is unable to timely file its Annual Report on Form 10-KSB for the transition period ended September 30, 1998, without unreasonable effort or expense, because BDO Seidman, LLP, the independent auditors of the Registrant, has not yet completed the audit of the financial statements of the Registrant for the transition period ended September 30, 1998 and cannot furnish the required opinion on such financial statements until it has completed its audit. The delay in the audit is principally due to the inability of the Registrant to obtain timely financial information for Infotel Technologies Pte Ltd ("Infotel"), a subsidiary of the Company organized under the laws of Singapore and acquired by the Company during fiscal 1998, and Advantis Network & System Sdn Bhd ("Advantis"), a former subsidiary of the Company organized under the laws of Malaysia.

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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification

Douglas S. Zorn, Executive Vice President and Chief Financial Officer
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(Name)

(510) 744-3303
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(Telephone Number)

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(2)  Have all other periodic reports required under section 13 or 15(d) of the
Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X]  Yes     [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X]  Yes     [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the incompleteness of the Advantis final financial data and the Infotel September 30, 1998 financial data, meaningful and accurate quantitative comparisons are not possible at the time of this filing. However, it appears that on a consolidated basis, the Registrant will report a net loss for the nine month period ended September 30, 1998, of over $2.5 million on about $10 million in revenue. The net loss includes an impairment loss and amortization of the excess of cost over net assets acquired of about $0.9 million and a loss on the disposal of Advantis of about $370,000. In the calendar year 1997, the Registrant reported a consolidated net loss of $4.6 million on revenues of $9 million. The net loss was primarily due to an impairment loss and amortization of the excess of cost over net assets acquired of about $4.6 million, both non-cash expenses.

                            * * * * * * * * * *

                       NHancement Technologies, Inc.
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                (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 29, 1998                /s/ Douglas S. Zorn
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                                       Douglas S. Zorn
                                       Executive Vice President and
                                       Chief Financial Officer of Registrant